FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of August 2017

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding accumulated new borrowings of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on August 9, 2017.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT
ANNOUNCEMENT ON ACCUMULATED NEW BORROWINGS

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (hereinafter referred to as “the Company”) announces its accumulated new borrowings pursuant to the Administrative Measures for the Issuance and Trading of Corporate Bonds and other relevant provisions as follows:

I.	SUMMARY OF KEY FINANCIAL DATA[1]
(1)	net assets at the end of 2016：RMB107.191 billion.

(2)	borrowing balance at the end of 2016：RMB224.181 billion.

(3)	borrowing balance as at 31 July 2017: RMB249.515 billion.

(4)	accumulated new borrowings from January to July 2017: RMB25.334 billion.

(5)	ratio of accumulated new borrowings from January to July 2017 to net assets at the end of 2016: 23.63%.

_____________________________________________________________
1
The acquisition by the Company of Huaneng Shandong Power Generation Co., Ltd., Huaneng Jilin Power Generation Co., Ltd., Huaneng Heilongjiang Power Generation Co., Ltd. and Huaneng Henan Zhongyuan Gas Turbine Ltd. formally completed on 1 January 2017, and the Company re-stated the financial data as at end of December 2016 in its First Quarterly Report of 2017. The financial data was unaudited. To ensure comparability of financial data, the financial data for the year ended December 2016 were all based on the restated financial data as at end of December 2016.

II.	NEW BORROWINGS

Changes of borrowing balances of the Company as at 31 July 2017 when compared with those at the end of 2016 and the ratio to net assets of the Company at the end of 2016 are as follows:
(1)	bank loans: RMB24.844 billion, accounting for 23.18% of net assets at the end of 2016;
(2)	enterprise bonds, corporate bonds, financial bonds, debt financing instruments of non- financial enterprises: RMB500 million, accounting for 0.46% of net assets at the end of 2016;
(3)	other borrowings: -RMB10 million, accounting for -0.01% of net assets at the end of 2016.

III.	ANALYSIS OF THE IMPACT OF NEW BORROWINGS ON SOLVENCY IN THE CURRENT YEAR

The above-mentioned new borrowings are normal financing activities required for the operation and business development of the Company and will not have any material adverse impact on the Company’s business activities and solvency.

Investors should note that the borrowing data contained in this announcement are preliminary accounting data only and have not been audited by an accounting firm.

By Order of the Board
Huaneng Power International, Inc
Huang Chaoquan
Company Secretary

As at the date of this notice, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Xu Haifeng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
9 August 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     August 9, 2017